UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 21, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Awiqli® (once-weekly basal insulin icodec) recommended for approval for the treatment of diabetes by the European regulatory authorities

Bagsværd, Denmark, 21 March 2024 – Novo Nordisk today announced that the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion, recommending marketing authorisation for Awiqli® (the brand name for once- weekly basal insulin icodec) for treatment of diabetes in adults.

The positive CHMP opinion is based on results from the ONWARDS phase 3a clinical trial programme. Once-weekly basal insulin icodec achieved superior blood sugar reduction1 (measured by a change in HbA1c) and superior Time in Range2 (time spent within recommended blood sugar range), compared with daily basal insulin in people with type 2 diabetes. In people with type 2 diabetes who have not previously been treated with insulin, overall observed rates of clinically significant or severe hypoglycaemia3 were below one event per patient-year of exposure with both once-weekly basal insulin icodec and comparators. In people with type 1 diabetes, once-weekly basal insulin icodec demonstrated non-inferiority in reducing HbA1c with a statistically significant higher estimated rate of severe or clinically significant hypoglycaemia compared with insulin degludec4. Across the programme, once-weekly basal insulin icodec appeared to have a safe and well-tolerated profile.

“We believe that by reducing the number of basal insulin injections from seven to one per week, Awiqli® has the potential to have a significant impact and improve treatment for people living with diabetes,” said Martin Holst Lange, executive vice president for Development at Novo Nordisk. “We are committed to driving innovation in diabetes treatment, and Awiqli® has the potential to become the insulin of choice for people with type 2 diabetes initiating insulin treatment.”

Novo Nordisk expects to receive final marketing authorisation from the European Commission within approximately two months.

1.	vs insulin glargine U100 and insulin degludec in ONWARDS 1,2 and 3
2.	vs insulin glargine U100 in ONWARDS 1
3.	Clinically significant hypoglycaemia defined as blood glucose below 3 mmol/L; severe hypoglycaemia defined as hypoglycaemia associated with severe cognitive impairment requiring external assistance for recovery
4.	vs insulin degludec in ONWARDS 6

About Awiqli® (once-weekly basal insulin icodec) and the ONWARDS programme

Awiqli® is a once-weekly basal insulin analogue designed to cover the basal insulin requirements for a full week with a single subcutaneous injection.

The ONWARDS clinical development programme comprised six phase 3a global clinical trials, which investigated the efficacy and safety of once-weekly basal insulin icodec, involving more than 4,000 adults with type 1 or type 2 diabetes, including a trial with real-world elements.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 63,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 25 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 21, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer